SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

VIVO Holding Company

(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
PUBLIC COMPANY
CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

RELEVANT FACT

The management of Vivo Participações S.A. (“Vivo”) hereby, pursuant to and for the purposes of the CVM Instruction No. 358/02, announces that the Board of Directors, in a meeting held on the date hereof, approved the proposal of corporate restructuring, comprising the merger, into the wholly owned subsidiary of Vivo and provider of personal mobile services (SMP) and multimedia communication services (SMC) named Global Telecom S.A. CNPJ 02.449.992/0001-64 (“Global Telecom” or “Surviving Entity”), of the other current wholly owned subsidiaries of Vivo, which are also operators of SMP, namely Telergipe Celular S.A., Telebahia Celular S.A., Telerj Celular S.A., Telest Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Tele Centro Oeste Celular S.A. and, also, of the controlling shareholders of this last one, Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A., Norte Brasil Telecom S.A. and TCO IP S.A., (all the companies that are intended to be merged into Global Telecom shall be jointly referred to as the “Operators”).

1. Structure of the transaction and intended objective. The merger of the Operators into Global Telecom (“Corporate Restructuring”) shall not change the control composition of the involved companies, once the Surviving Entity and the Operators, as well, are currently controlled by Vivo and the Surviving Entity shall continue to have Vivo as its sole shareholder. The implementation of the intended Corporate Restructuring aims to simplify the current corporate and operational structure, by means of uniting the general management of the businesses of the Operators, which shall be concentrated in one only operating company controlled by Vivo, thereby taking a larger advantage of synergies among the involved companies and increasing the value for the shareholders of Vivo, as a continuation to the process started with the corporate restructuring approved in the extraordinary shareholders’ meeting held on February 22, 2006, as disclosed in the Relevant Fact dated of December 4, 2005. Likewise, simultaneous with the implementation of the Corporate Restructuring, the corporate name of Global Telecom shall be changed to Vivo S.A.

2. Condition for the implementation of the transaction. As it consists of a merger of companies that provide services of SMP and SCM (except for TCP IP S.A.), the Corporate Restructuring is subject to the prior consent of Agência Nacional de Telecomunicações – ANATEL and the merger of the Operators into Global Telecom shall only be carried out after said consent is obtained. Except for the prior consent of ANATEL, the Corporate Restructuring is not subject to any other authorization and it shall be carried out solely by means of the approval by the general shareholders’ meetings of the Surviving Entity and of the Operators.

The charts presented below indicate the current corporate structure and the corporate structure that shall become effective after the implementation of the Corporate Restructuring:

Current Corporate Structure

Corporate Structure after the Restructuring

3.         Implementation of the Corporate Restructuring

3.1.      Shares of the involved companies. The Operators shall be simultaneously merged into Global Telecom, with the consequent extiction of the Operators’ shares and granting directly to Vivo, sole holder of the shares of the merged Operators, Global Telecom’s shares.

3.2.      Considering that Global Telecom is currently a wholly owned subsidiary of Vivo and that Vivo is also the sole shareholder of the Operators, the capital increase of the Surviving Entity, resulting from the transfer of the shareholders’ equity of the companies to be merged, no new shares will be issued by the Surviving Entity, once its shares have no par value and Vivo shall continue to be the holder of the entirety of the shares of the Surviving Entity. Accordingly, there it is not necessary to calculate the exchange ratio of non-controlling shareholders mentioned in article 264 of Law 6,404/76, as well as there is no need to use any specific criterion to set forth the exchange ratio of shares issued by the companies to be merged for shares issued by the Surviving Entity.

3.3.      Appraisal of the assets to be merged and the resulting capital increase of Global Telecom. The assets of the Operators to be merged shall be appraised by their respective book values, in accordance with the accounting practices set forth by the law in force on the same base date, which shall be defined by the involved companies throughout the process, considering the time required to obtain the necessary regulatory approvals by ANATEL, referred to in item 2 above. The appraisal reports of the respective assets of each one of the Operators, for the purposes of the capital increase of the Surviving Entity, shall be prepared pursuant to article 227 of Law 6,404/76, by Deloitte Touche Tohmatsu Auditores Independentes, by referendum of the shareholders of the Surviving Entity and of the Operators to be merged. The assets variations verified in the Operators within the base date of the respective appraisal reports of their book values and the date of the general shareholders’ meetings that approve the Corporate Restructuring, shall be absorbed by Global Telecom.

The capital increase of Global Telecom resulting from the merger of the assets of the Operators shall be submitted to the approval of the involved companies, after the preparation of the respective appraisal reports.

4.         Corporate changes, rights and ongoing concern of services. As of the implementation of the Corporate Restructuring to be approved by the general shareholders’ meeting of the Surviving Entity and of the Operators, the necessary adjustments to the bylaws of Global Telecom shall be carried out in order to adequate its corporate purposes by including the rendering of SMP and SCM services in the several areas where the Operators currently operate, as well as to indicate the capital stock of the Surviving Entity after the merger and its new corporate name.

After the Corporate Restructuring, the SMP and SCM services currently provided by the Operators in all the areas and regions shall then be provided by the Surviving Entity with the full continuity of the rendering of services to the clients and users of the Operators, who shall not be required to take any measures to such extent.

As the Corporate Restructuring do not directly involve Vivo, thereby affecting only the companies controlled by it, the capital stock and the shareholders’ equity of Vivo, as well as its shareholding structure and the current rights granted by the shares issued by Vivo shall not be changed at all.

At last, considering that the Corporate Restructuring involves companies that are controlled solely by Vivo, the right to withdraw shall not be applied.

Additional information may be obtained by calling Mr. Charles Edwards Allen at +55 (11) 5105-2276, or at the company’s website at www.vivo.com.br/ir

São Paulo, May 2, 2006.

VIVO PARTICIPAÇÕES S.A.
Ernesto Gardelliano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.